UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Knight Capital Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

499005 10 6

(CUSIP Number)

Chinh Chu

345 Park Avenue, 31st Floor

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Wilson S. Neely, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE CAPITAL PARTNERS VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,502,694*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,502,694*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,502,694*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,666*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,666*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI ESC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 344,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 344,000*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,502,694*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,502,694*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,502,694*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BMA VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,502,694*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,502,694*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,502,694*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BCP VI SIDE-BY-SIDE GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 372,666*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 372,666*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,875,361*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,875,361*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,875,361*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,875,361*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,875,361*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,875,361*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,875,361*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,875,361*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,875,361*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,875,361*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,875,361*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,875,361*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,875,361*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,875,361*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,875,361*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,875,361*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,875,361*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,875,361*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Knight Capital Group, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on August 16, 2012 (the “Original Schedule 13D”, and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3	Source and Amount of Funds or Other Consideration.

Item 3. of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The response to Item 5(a)-(b) of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to delete the fourth paragraph of the Original Schedule 13D related to negotiations with respect to a possible sale of Preferred Stock.

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5(a) – (b) of the Original Schedule 13D is hereby deleted and the following substituted in lieu thereof:

As of the date hereof, the Blackstone Funds beneficially own, in the aggregate, 85,313 shares of Series A-1 Preferred Stock (currently convertible in accordance with the terms thereof, as described below, into approximately 56,875,361 shares of Class A Common Stock, subject to certain adjustments). The Blackstone Funds are currently deemed to beneficially own the shares of Class A Common Stock into which shares of Series A-1 Preferred Stock are convertible.

The response to Item 5(c) of the Original Schedule 13D is hereby amended and the following substituted in lieu thereby.

On August 17, 2012, pursuant to a privately negotiated transaction, Blackstone Capital Partners VI L.P. sold 432 shares of Series A-1 Preferred Stock and 1,741 shares of Series A-2 Preferred Stock, Blackstone Family Investment Partnership VI ESC L.P. sold 3 shares of Series A-1 Preferred Stock and 10 shares of Series A-2 Preferred Stock, Blackstone Family Investment Partnership VI L.P. sold 1 share of Series A-2 Preferred Stock.

On August 27, 2012, Blackstone Management Partners L.L.C. was granted 35,461 restricted stock units of the Issuer pursuant to the Knight Capital Group, Inc. 2010 Equity Incentive Plan in connection with Martin Brand’s service on the board of directors of the Issuer. The Blackstone Group L.P. and Mr. Schwarzman may be deemed to indirectly control Blackstone Management Partners L.L.C. Mr. Brand is a managing director of The Blackstone Group L.P. Each restricted stock unit represents a contingent right to receive one share of Class A Common Stock of the Issuer. The restricted stock units vest on August 27, 2016 or upon earlier retirement by Mr. Brand and will be settled upon vesting.

On September 10, 2012, certain regulatory approvals were received that permit the conversion by the Blackstone Funds of the Series A-2 Preferred Stock held by them in accordance with the terms thereof, on a one-for-one-basis into Series A-1 Preferred Stock or, into an aggregate of approximately 45,558,022 shares of Class A Common Stock into which shares of Series A-1 Preferred Stock are convertible. On September 14, 2012, each of the Blackstone Funds converted all of the Series A-2 Preferred Stock held by them into shares of Series A-1 Preferred Stock on a one-for-one basis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2012

BLACKSTONE CAPITAL PARTNERS VI L.P.
By:	Blackstone Management Associates VI, L.L.C., its general partner
	By:	BMA VI, L.L.C., its managing member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI L.P.
By:	BCP VI Side-by-Side GP, L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI ESC L.P.
By:	BCP VI Side-by-Side GP, L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
By:	BMA VI, L.L.C., its managing member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BCP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley

[Blackstone 13D/A – KCG]

Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

[Blackstone 13D/A – KCG]